Exhibit 12.1

MEDTRONIC, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the six months ended October 24, 2003 and the fiscal years ended April 25, 2003, April 26, 2002, April 27, 2001, April 30, 2000 and 1999 was computed based on Medtronic’s historical consolidated financial information included in Medtronic’s most recent Annual Report incorporated by reference on Form 10-K.(1)

	Six months ended October 24, 2003	Year ended April 25, 2003	Year ended April 26, 2002	Year ended April 27, 2001(6)	Year ended April 30, 2000	Year ended April 30, 1999
Earnings:
Income before taxes, extraordinary items and cumulative effect of accounting changes	$926.5	$1,599.8	$984.0	$1,046.0	$1,084.2	$466.7
Income taxes	398.4	741.5	540.2	503.4	530.6	358.4
Minority interest	2.5	(0.7)	3.0	1.4	4.4	3.3
Amortization of capitalized interest	0.1	0.1	0.1	0.1	—	—
Capitalized interest(2)	—	(0.9)	(0.3)	(3.5)	(0.2)	—
	$1,327.5	$2,339.8	$1,527.0	$1,547.4	$1,619.0	$828.4

Fixed Charges:
Interest expense(3)	$24.7	$47.2	$45.2	$17.6	$14.0	$29.2
Capitalized interest(2)	—	0.9	0.3	3.5	0.2	—
Amortization of debt issuance costs(4)	—	—	32.0	—	—	—
Rent interest factor(5)	10.1	18.0	16.3	15.5	14.9	14.2
	$34.8	$66.1	$93.8	$36.6	$29.1	$43.4

Earnings before income taxes and fixed charges	$1,362.3	$2,405.9	$1,620.8	$1,584.0	$1,648.1	$871.8

Ratio of earnings to fixed charges(6)	39.1	36.4	17.3	43.3	56.6	20.1

(1)                    On December 21, 2000, November 5, 1999, January 28, 1999, January 27, 1999, and September 30, 1998, Medtronic acquired PercuSurge, Inc., Xomed Surgical Products, Inc., Arterial Vascular Engineering, Inc., Sofamor Danek Group, Inc., and Physio-Control International Corporation, respectively.  These five acquisitions were accounted for under the pooling of interests method of accounting, and as a result, the ratios of earnings to fixed charges presented above include the effects of the mergers.

(2)                    Capitalized interest consists of interest related to the construction of Medtronic’s new World and European Headquarters, and certain European operation centers.

(3)                    Interest expense consists of interest on indebtedness.

(4)                    Represents the amortization of debt issuance costs incurred in connection with the Company’s completion of a $2,012.5 million private placement of 1.25% Contingent Convertible Debentures on September 17, 2001.  As of October 24, 2003, $1,973.8 million of the contingent convertible debentures were outstanding.

(5)                    Approximately one-third of rental expense is deemed representative of the interest factor.

(6)                    In April 2001, Medtronic changed its fiscal year end from April 30 to the last Friday in April.